U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 FORM U-9C-3




                    QUARTERLY REPORT PURSUANT TO RULE 58 OF
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             For the quarterly period ended  March 31, 1998










                         GPU, Inc. (File No. 074-00023)
--------------------------------------------------------------------------------
                      (Name of Registered Holding Company)

                  300 Madison Avenue, Morristown, NJ 07962-1911
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                  For the quarterly period ended March 31, 1998



                               Table of Contents

  Item
   No.                             Title                                 Page
   ---     ----------------------------------------------------          ----

    1      Organization Chart                                              1

    2      Issuances and Renewals of Securities and
           Capital Contributions                                           3

    3      Associate Transactions                                          4

    4      Summary of Aggregate Investment                                 7

    5      Other Investments                                               8

    6      Financial Statements and Exhibits:

               A - Financial Statements                                    9

               B - Exhibits                                               10

               C - Certificate of GPU, Inc.                               11

           Signature                                                      12









  Note: All dollar amounts shown in this Form U-9C-3 are expressed in thousands except for the amounts presented in the financial statements (Exhibit
         A), which are expressed in whole dollars.



                           ITEM 1 - ORGANIZATION CHART


                                           Energy (ERC)
                                           or Gas (GRC)       Date of        State of       Percentage of Voting    Nature of
        Name of Reporting Company         Related Company  Organization     Organization    Securities Held **      Business
---------------------------------------   ---------------  ------------     ------------    --------------------    ---------

GPU, Inc. (a)

GPU Advanced Resources, Inc.                   ERC           09/13/96       Delaware               100.0%             (b)

GPU International, Inc. (a)

Elmwood Energy Corporation                     ERC           02/13/87       New Jersey             100.0            (c),(d)
  Prime Energy Limited Partnership             ERC           05/08/86       New Jersey              50.0              (d)
Camchino Energy Corporation                    ERC           04/26/89       Delaware               100.0            (c),(d)
  OLS Power Limited Partnership                ERC           08/02/89       Delaware                 1.0              (c)
    OLS Acquisition Corporation                ERC           05/03/89       Delaware               100.0              (c)
      OLS Energy - Chino                       ERC           08/08/84       California             100.0              (d)
      OLS Energy - Camarillo                   ERC           08/08/84       California             100.0              (d)
      OLS Energy - Berkeley                    ERC           09/05/85       California             100.0               *
Geddes Cogeneration Corporation                ERC           03/23/89       New York               100.0            (c),(d)
  Onondaga Cogeneration Limited
    Partnership                                ERC           06/08/88       New York                50.0              (d)
EI Selkirk, Inc.                               ERC           10/31/94       Delaware               100.0              (c)
 Selkirk Cogeneration Partners Limited
   Partnership                                 ERC           06/06/90       Delaware                19.2              (d)
NCP Energy, Inc.                               ERC           11/21/89       California             100.0            (c),(d)
  Syracuse Orange Partners L.P.                ERC           04/02/91       Delaware                 4.9              (c)
    Project Orange Associates L.P.             ERC           05/12/88       Delaware                 4.4              (d)
NCP Gem, Inc.                                  ERC           05/23/91       Delaware               100.0              (c)
NCP New York, Inc.                             ERC           07/09/93       Delaware               100.0               *
NCP Brooklyn Power, Inc.                       ERC           07/09/93       Delaware               100.0               *
NCP Lake Power, Inc.                           ERC           05/23/91       Delaware               100.0            (c),(d)
  Lake Investment, L.P.                        ERC           05/23/91       Delaware               100.0              (c)
    Lake Cogen, Ltd.                           ERC           03/13/91       Florida                 49.9              (d)
    New Lake Corporation                       ERC           01/02/97       Florida                    - (g)          (c)
NCP Pasco, Inc.                                ERC           05/23/91       Delaware               100.0              (c)
NCP Dade Power, Inc.                           ERC           05/23/91       Delaware               100.0            (c),(d)
  Dade Investment, L.P.                        ERC           05/23/91       Delaware               100.0              (c)
    Pasco Cogen, Ltd.                          ERC           03/13/91       Florida                 49.9              (d)
NCP Houston Power, Inc.                        ERC           12/02/93       Delaware               100.0            (c),(d)
NCP Perry, Inc.                                ERC           12/02/93       Delaware               100.0              (c)
  Mid-Georgia Cogen, L.P.                      ERC           12/03/93       Delaware                50.0              (d)
EI Services, Inc.                              ERC           10/07/93       Delaware               100.0              (d)
NCP Ada Power, Inc.                            ERC           07/31/93       California             100.0               *
Umatilla Groves, Inc.                          ERC           06/17/92       Delaware               100.0               *
Armstrong Energy Corporation                   ERC           07/14/88       New Jersey             100.0               *
  AEC/REF Fuel, Limited Partnership            ERC           12/22/89       Pennsylvania           100.0               *
EI Fuels Corporation                           ERC           08/09/90       Delaware               100.0              (e)
GPU Solar, Inc.                                ERC           07/09/97       New Jersey              50.0              (f)



                                        1




                     ITEM 1 - ORGANIZATION CHART (Continued)


 *   Inactive.
** Sets forth the percentage of voting securities held directly or indirectly by GPU, Inc. or GPU International, Inc. (GPUI), as applicable.
(a) These GPU system companies hold securities directly or indirectly in the energy-related companies set below their names. GPUI is a wholly owned subsidiary of GPU, Inc.
(b) This subsidiary was formed to engage in energy services and retail energy sales.
(c) These energy-related companies hold securities in other energy-related companies.
(d) These subsidiaries participate in some or all aspects of promoting, developing, owning, managing and/or operating qualifying facilities, as defined in the Public Utility Regulatory Policies Act of 1978.
(e)  This subsidiary provides fuel management services.
(f) This subsidiary is involved in the development and commercialization of photovoltaics.
(g) In June 1997, GPUI sold to New Lake Corporation an option, which GPUI held, to acquire a 50% limited partnership interest in Lake Cogen, Ltd. in consideration of a $10 million promissory note issued to GPUI. New Lake Corporation subsequently exercised that option. New Lake Corporation is not an affiliate of GPUI.



            Narrative Description of Activities for Reporting Period

     As previously reported, in 1997 NCP Perry, Inc. sold to New Mid-Georgia Corp. a 50% limited partnership interest in Mid-Georgia Cogen, L.P., in consideration of a $24 million promissory note.

     In February 1998, New Mid-Georgia Corp. sold that interest to an affiliate of Sonat, Inc. and used the proceeds of the sale to extinguish the $24 million promissory note issued to NCP Perry, Inc.



     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                              Type of      Principal                             Company to     Collateral        Consideration
                              Security     Amount of    Issue or    Cost of    whom Security    Given with          Received
Company Issuing Security       Issued      Security     Renewal     Capital      was Issued      Security       for Each Security
------------------------      ---------    ----------   --------    -------   ----------------  ----------      -----------------
       None









                          Company Contributing             Company Receiving           Amount of Capital
                                Capital                          Capital                  Contribution
                          --------------------             -----------------           -----------------
                                 None





*  Annualized rate.


Note:  The information provided in Item 2 presents the activities of the reporting period only.



                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


                                                                                                                    Total
       Reporting Company                Associate Company                                                           Amount
       Rendering Services               Receiving Services               Types of Services Rendered                 Billed
--------------------------------   ------------------------------    -----------------------------------            ------


EI Services, Inc.                  Mid-Georgia Cogen, L.P.            Construction and operations                   $xxx (1)
                                                                      management

NCP Houston Power, Inc.            Mid-Georgia Cogen, L.P.            Accounting and administration                  xxx (1)

NCP Lake Power, Inc.               Lake Cogen, Ltd.                   Accounting, administration and                 xxx (1)
                                                                      operations and maintenance (O&M)
                                                                      management

NCP Dade Power, Inc.               Pasco Cogen, Ltd.                  Administration and O&M management              xxx (1)

Geddes Cogeneration Corporation    Onondaga Cogeneration Limited      Accounting, administration and                 xxx (1)
                                   Partnership                        O&M management

Camchino Energy Corporation        OLS Energy - Chino                 Accounting, administration and                 xxx (1)
                                                                      O&M management

Camchino Energy Corporation        OLS Energy - Camarillo             Accounting, administration and                 xxx (1)
                                                                      O&M management

Elmwood Energy Corporation         Prime Energy Limited Partnership   Accounting and administration                  xxx (1)




Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

    (1) The amounts shown represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.




                                        4




                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies



                                                                                                                    Total
       Reporting Company                Associate Company                                                           Amount
       Rendering Services               Receiving Services               Types of Services Rendered                 Billed
--------------------------------   ------------------------------    -----------------------------------            ------


GPU International, Inc.            Prime Energy Limited Partnership   O&M management                                $xxx (1)

GPU International, Inc.            EI Services, Inc.                  Construction and operations                    xxx (1)
                                                                      management for Mid-Georgia
                                                                      Cogen, L.P.

GPU International, Inc.            NCP Houston Power, Inc.            Accounting and administration for              xxx (1)
                                                                      Mid-Georgia Cogen, L.P.

GPU International, Inc.            NCP Lake Power, Inc.               Accounting, administration and O&M             xxx (1)
                                                                      management for Lake Cogen, Ltd.

GPU International, Inc.            NCP Dade Power, Inc.               Administration and O&M management              xxx (1)
                                                                      for Pasco Cogen, Ltd.

GPU International, Inc.            Geddes Cogeneration Corporation    Accounting and administration for              xxx (1)
                                                                      Onondaga Cogeneration Limited
                                                                      Partnership

GPU International, Inc.            Camchino Energy Corporation        Accounting and administration for              xxx (1)
                                                                      OLS Power Limited Partnership

GPU International, Inc.            Camchino Energy Corporation        Accounting, administration and O&M             xxx (1)
                                                                      management for OLS Energy - Chino

GPU International, Inc.            Camchino Energy Corporation        Accounting, administration and O&M             xxx (1)
                                                                      management for OLS Energy -
                                                                      Camarillo

GPU International, Inc.            Elmwood Energy Corporation         Accounting and administration for              xxx (1)
                                                                      Prime Energy Limited Partnership




                                        5




                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (Continued)

                                                                                              Total

                                                                                                                    Total
       Reporting Company                Associate Company                                                           Amount
       Rendering Services               Receiving Services               Types of Services Rendered                 Billed
--------------------------------   ------------------------------    -----------------------------------            ------


GPU International, Inc.            NCP Energy, Inc.                   Accounting and administration for             $xxx (1)
                                                                      Syracuse Orange Partners L.P. and
                                                                      Project Orange Associates L.P.

GPU International, Inc.            GPU Solar, Inc.                    Management, marketing and technical            xxx (1)
                                                                      expertise for GPU Solar, Inc.

GPU International, Inc.            GPU Advanced Resources, Inc.       Certain general and administrative             xxx (1)
                                                                      services for GPU Advanced Resources, Inc.

Metropolitan Edison Company        GPU Advanced Resources, Inc.       Certain general and administrative             xxx (2)
                                                                      services for GPU Advanced Resources, Inc.

GPU Service, Inc.                  GPU Advanced Resources, Inc.       Legal and certain general and                  xxx (3)
                                                                      administrative services for
                                                                      GPU Advanced Resources, Inc.

Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total Amount Billed" are being filed pursuant to request for confidential treatment.

     (1) The amounts shown include overhead charges applied, at a rate of 208%, to employee salaries billed for services rendered, except in the case of services performed for NCP Energy, Inc. in respect of Project Orange Associates L.P. (POA), for which a 120% overhead charge is applied. In addition, a 10% overhead charge is applied to certain administrative expenses related to POA. No capital costs were charged.

     (2) The amounts shown include overhead charges applied, at a rate of 58%, to employee salaries billed for services rendered. No capital costs were charged.

     (3) The amounts shown include overhead charges applied, at a rate of 53.4%, to employee salaries billed for services rendered. No capital costs were charged.


                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:

   Total average consolidated capitalization as of  March 31, 1998               $8,098,335               Line 1
                                                   --------------------
      Total capitalization multiplied by 15% (line 1 multiplied by 0.15)          1,214,750               Line 2
      Greater of $50 million or line 2                                                       $1,214,750   Line 3

      Total current aggregate investment:
      (categorized by major line of energy-related business)
          Ownership and operation of qualifying facilities (Category VIII)           10,000
          Energy services and retail energy sales (Category V)                        4,300
          Fuel management services (Category IX)                                        -
          Operations and maintenance services (Category VII)                            -
          Development and commercialization of photovoltaics (Category II)              -
                                                                                  -------

               Total current aggregate investment                                                14,300   Line 4
                                                                                              ---------

      Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
            system (line 3 less line 4)                                                      $1,200,450   Line 5
                                                                                              =========




Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

        The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.



                           ITEM 5 - OTHER INVESTMENTS


                                          Aggregate Investment as of       Change in Investments       Reason for Change
Major Line of Energy-Related Business          December 31, 1997          During Reporting Period        in Investments
-------------------------------------     ----------------------------    -----------------------      ---------------------

Ownership and operation of qualifying
  facilities (Category VIII)                     $163,132 *                        $(24,000)           As previously reported,
                                                                                                       in 1997 NCP Perry, Inc.
                                                                                                       50% limited partnership
                                                                                                       interest sold to New
                                                                                                       Mid-Georgia Corp. a in
                                                                                                       Mid-Georgia Cogen, L.P.,
                                                                                                       in consideration of a $24
                                                                                                       million promissory note.

                                                                                                       In February 1998, New
                                                                                                       Mid-Georgia Corp. sold
                                                                                                       that interest to an
                                                                                                       affiliate of Sonat, Inc.
                                                                                                       and used the proceeds of
                                                                                                       the sale to redeem the
                                                                                                       $24 million promissory
                                                                                                       note issued to NCP Perry,
                                                                                                       Inc.

Energy services and retail energy
  sales (Category V)                                4,300                               -              No change.

Fuel management services (Category IX)                 **                               -              No change.

Operations and maintenance
  services (Category VII)                              **                               -              No change.

Development and commercialization of
  photovoltaics (Category II)                Less than $1                               -              No change.



* The caption "Aggregate Investment as of December 31, 1997" includes $129,132 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof.


** The amounts invested in such energy-related companies, which are immaterial, have subsequently been reinvested, and are included in "Ownership and operation of qualifying facilities (Category VIII)."

                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements

     A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended March 31, 1998.

     A-2 Financial statements of Elmwood Energy Corporation for the quarter ended March 31, 1998 - filed pursuant to request for confidential treatment.

     A-3 Financial statements of Camchino Energy Corporation for the quarter ended March 31, 1998 - filed pursuant to request for confidential treatment.

     A-4 Financial statements of Prime Energy Limited Partnership for the quarter ended March 31, 1998 - filed pursuant to request for confidential treatment.

     A-5 Financial statements of Geddes Cogeneration Corporation for the quarter ended March 31, 1998 - filed pursuant to request for confidential treatment.

     A-6 Financial statements of Onondaga Cogeneration Limited Partnership for the quarter ended March 31, 1998 - filed pursuant to request for confidential treatment.

     A-7 Financial statements of NCP Energy, Inc. for the quarter ended March 31, 1998 - filed pursuant to request for confidential treatment.

     A-8 Financial statements of NCP Lake Power, Inc. for the quarter ended March 31, 1998 - filed pursuant to request for confidential treatment.

     A-9 Financial statements of NCP Dade Power, Inc. for the quarter ended March 31, 1998 - filed pursuant to request for confidential treatment.

     A-10 Financial  statements of NCP Houston Power, Inc. for the quarter ended
          March 31, 1998 - filed pursuant to request for confidential treatment.

     A-11 Financial  statements of Mid-Georgia Cogen, L.P. for the quarter ended
          March 31, 1998 - filed pursuant to request for confidential treatment.

     A-12 Financial statements of EI Services,  Inc. for the quarter ended March
          31, 1998 - filed pursuant to request for confidential treatment.

     A-13 Financial  statements  of GPU Solar,  Inc. for the quarter ended March
          31, 1998 - filed pursuant to request for confidential treatment.




Note: Financial statements of EI Fuels Corporation have been omitted since this subsidiary does not have any material assets, liabilities or income.

Exhibits

B.  Contracts Required by Item 3

     B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-6  Contract between Camchino Energy Corporation and OLS Power Limited
         Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-6 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-7 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-8 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

     B-10 Contract  between GPU  International,  Inc. and Prime  Energy  Limited
          Partnership to provide O&M management services - incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

B.  Contracts Required by Item 3


  B-11 Contract between GPU International, Inc. and Onondaga Cogeneration Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

  B-12 Contract between GPU International, Inc. and GPU Solar, Inc. to provide management, marketing and technical expertise services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended September 30, 1997.

  B-13 Contract between GPU Service, Inc. and GPU Advanced Resources, Inc. to provide legal and certain general and administrative services - incorporated by reference to Exhibit B-12 to GPU's Quarterly Report on Form U-9C-3 for the period ended December 31, 1998.




   Note: Services rendered by GPU International, Inc. to EI Services, Inc., NCP Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc., Geddes Cogeneration Corporation, Camchino Energy Corporation, Elmwood Energy Corporation, NCP Energy, Inc. and GPU Advanced Resources, Inc., and services rendered by Metropolitan Edison Company to GPU Advanced Resources, Inc. are provided pursuant to oral arrangements and no written agreements exist.


C. Certificate of GPU, Inc.

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                              GPU, INC.


May 28, 1998
                              By /s/ F. A. Donofrio
                                 -----------------------------------------
                                 F. A. Donofrio, Vice President,
                                 Comptroller and Chief Accounting Officer